Filed by Banco Santander, S.A.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:
Banco Santander (Brasil) S.A. (Commission File No.: 333-196887)

BANCO SANTANDER, S.A. C.N.P.J. No. 05.707.616/0001-10 Foreign Company CVM No. 80160	BANCO SANTANDER (BRASIL) S.A. CNPJ/MF No. 90.400.888/0001-42 Publicly-Held Company CVM No. 20532
MATERIAL FACT

Banco Santander, S.A. (“Santander Spain”) and Banco Santander (Brasil) S.A. (“Santander Brasil”) on the date hereof have disclosed to the market an amendment to the Public Notice (edital) of the Voluntary Public Exchange Offer, which contemplates the exchange of shares (“Shares”) and units (“Units”) of Santander Brasil for Brazilian Depositary Receipts, representing ordinary shares of Santander Spain (“BDRs”).  The amendment increases the exchange ratio from 0.70 BDRs to 0.7152 BDRs for each Unit and from 0.35 BDRs to 0.3576 BDRs for each Share, either common or preferred, to reflect the Santander Spain scrip dividend declared on the date hereof with a record date of October 17.  The Auction is still expected to be held at 1:00 p.m. (São Paulo time) on October 30, 2014.

São Paulo, October 16, 2014

Jesús Maria Zabalza Lotina Legal Representative in Brazil Banco Santander, S.A.	Angel Santodomingo Head of Investor Relationship Banco Santander (Brasil) S.A.

IMPORTANT INFORMATION FOR INVESTORS ABOUT THE EXCHANGE OFFER

In connection with the exchange offer in the United States, Banco Santander, S.A. (“Santander”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that contains an offer to exchange/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE EXCHANGE OFFER AS THEY CONTAIN IMPORTANT INFORMATION.  All such documents filed with the SEC are available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States, Brazil or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom, and no offering of securities shall be made in Brazil except pursuant to applicable law.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Santander resulting from and following the implementation of the transaction described herein. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance. Santander does not undertake any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.